SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

Commission File No. 1-7810

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan)

ENERGEN CORPORATION

605 Richard Arrington, Jr. Boulevard North

Birmingham, Alabama 35203-2707

Required Information. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2009 and 2008, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of Pricewaterhouse Coopers LLP are filed as a part of this annual report:

Signatures: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

/s/ William K. Bibb	June 11, 2010
William K. Bibb	Date
Chairman of Energen Benefits Committee and
Vice President-Human Resources, Energen Corporation

Energen Corporation

Employee Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

Energen Corporation

Employee Savings Plan

Index

December 31, 2009 and 2008

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2009	3

Notes to Financial Statements	4–12

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2009	13–14

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PricewaterhouseCoopers LLP 1901 6th Ave. North Suite 1600 Birmingham AL 35203 Telephone (205) 252 8400 Facsimile (205) 252 7776

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Energen Corporation Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Energen Corporation Employee Savings Plan (the “Plan”) at December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Birmingham, Alabama

June 11, 2010

Energen Corporation

Employee Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value (Notes 4, 5 and 6)
Energen Stock Fund	$150,764,649	$96,594,200
Other investments	139,946,305	108,944,459

Total investments	290,710,954	205,538,659

Employer contributions receivable	454,486	403,694
Employee contributions receivable	475,471	427,975

Total assets	291,640,911	206,370,328

Net assets available for benefits	$291,640,911	$206,370,328

The accompanying notes are an integral part of these financial statements.

Energen Corporation

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Employer contributions	$5,839,074
Employee contributions	6,649,689
Interest and dividend income	4,775,955
Net appreciation in fair value of investments (Notes 4 and 5)	78,343,228
Other additions	9,354

Total additions	95,617,300

Deductions
Distributions to participants	10,332,535
Insurance premiums	770
Administrative expenses	12,700
Decrease in cash surrender value of life insurance	712

Total deductions	10,346,717

Net increase	85,270,583
Net assets available for benefits
Beginning of year	206,370,328

End of year	$291,640,911

The accompanying notes are an integral part of these financial statements.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of Plan

The following description of the Energen Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established to cover substantially all employees of Energen Corporation and its subsidiaries (the “Employer”). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Employees are eligible to participate in the Plan after completing three months of service as defined in the Plan agreement.

The Plan is administered by the Energen Benefits Committee (“Administrative Committee”) whose members are appointed by the Board of Directors of the Employer. The assets of the Plan are held and invested by Vanguard Fiduciary Trust Company (the “Trustee”).

Contributions

Contributions to the Plan may consist of employee elective contributions, employer matching contributions, Employer Supplemental Contributions, and rollover contributions. Effective July 1, 2008, the Employer ceased Employee Stock Ownership Plan (“ESOP”) contributions to the Plan. Beginning July 1, 2008, the Employer began making additional cash Employer Supplemental Contributions that were invested according to the employee’s elective investment allocations. The Employer Supplemental Contributions were made on behalf of each eligible employee in the amount of the following percentage of the employee’s pay on the basis of his age as of the last day of the Plan year:

Age	Percent of Pay
15 – 44	3.0%
45 – 54	3.5%
55 – 64	5.5%
65 and older	7.0%

Employee elective contributions, if any, are made by payroll deduction in an amount equal to any whole percentage of the employee’s compensation (limited to the first $245,000 of the employee’s compensation for the year ending December 31, 2009), not to exceed 30% thereof and not less than 2% thereof. Employer matching contributions are invested directly into the Energen Stock Fund. This contribution is currently 50% of each employee’s elective contribution not to exceed 6% of the employee’s compensation. The Employer has the discretion to increase or decrease the employer matching contribution percentage.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

The Plan is designed to take advantage of “safe harbor” rules under the Internal Revenue Code (“IRC”). For participants of the Plan, the Employer will contribute a safe harbor contribution equal to 3% of his/her pay for the Plan year, regardless of any employee elective contributions that are made. This safe harbor contribution will be made to the Employer Supplemental Contribution portion of the Plan. Participants will be fully vested in the Employer’s safe harbor contribution and matching contribution.

Investment Options

The Plan provides for separate investment programs which allow participants to direct their investing among the different investment options. The Plan offers twenty-three mutual funds and one money market fund as investment options for participants. Effective January 1, 2004, the Energen Stock Fund was no longer offered to participants as an elective investment option.

Prior to December 31, 1986, there was a life insurance option available to participants of the Plan. No new contracts may be purchased under this option; however, participants that were enrolled in this option may still contribute to this fund, which invests in universal life insurance policies. The insurance premium amounts are deducted from the participant’s pay on a tax deferred basis along with other employee elective contributions to the Plan. The Employer then directly remits payment to the insurance company to cover the insurance premiums. These universal life insurance policies are held by Genworth Life and Annuity Insurance Company, formerly known as First Colony Life Insurance Company.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance as defined in the Plan agreement. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loans must be repaid within five years unless such loan is used to acquire a principal residence. Interest rates on outstanding loans ranged from 4.5% to 10.5% and 5% to 10.5% at December 31, 2009 and 2008, respectively.

Participants’ Accounts/Benefits

An account is maintained for each participant in the Plan. The accounts are credited with the employees’ elective and rollover contributions, their allocated portion of the employer matching and Employer Supplemental Contributions, and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances.

A participant who has separated from service may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $5,000 or more. Investment of a participant’s account in the Energen Stock Fund shall be distributed in the form of a lump-sum distribution of either Energen stock or cash as the participant (or beneficiary) elects.

Vesting

Each participant has a fully vested interest in their total account in the Plan.

Forfeitures

The Employer uses all forfeitures to reduce subsequent employer contributions to the Plan. At December 31, 2009, the unused forfeiture balance was $12,932.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Termination

The Employer retains the right to amend or terminate the Plan at any time. No amendment may permit any Plan assets to revert to the Employer, reduce a participant’s benefit, or be used for any purpose other than to provide benefits to participants and their beneficiaries. In the event of termination, the Administrative Committee may, with the Employer’s approval, either (1) continue the Vanguard Fiduciary Trust Company Trust Fund (“Trust Fund”) either through the existing trust agreement or through successor funding media or (2) terminate the Trust Fund, pay all expenses, and direct the payment of benefits, either in the form of lump-sum distributions, transfers to another qualified plan, or any other form selected by the Administrative Committee. Any asset not required to be distributed to participants will be returned to the Employer.

2.	Summary of Significant Accounting Policies

Basis of Financial Statements

The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Recent Accounting Pronouncements

The Plan’s financial statements have been prepared in conformity with GAAP. On July 1, 2009, the Financial Accounting Standards Board (“FASB”) released the authoritative version of its new Accounting Standards Codification (“ASC”) as the single source for GAAP, which replaces all previous GAAP accounting standards. While not intended to change GAAP, the ASC significantly changes the way in which the accounting literature is organized. The Plan adopted the ASC to reference GAAP accounting standards in its December 31, 2009 financial statements. The adoption of the ASC does not impact the Plan’s financial statements except for references made to authoritative accounting literature in the notes to financial statements.

In September 2009, the FASB issued authoritative guidance requiring additional disclosures regarding the inputs and valuation techniques used to measure fair value. The guidance also requires that the Plan disclose debt and equity securities by major category, on a more disaggregated basis than had previously been required. The adoption of this guidance did not materially impact the Plan’s financial statements. See Note 6, Investments, for further discussion of fair value measurements.

For the year ending December 31, 2009, the Plan adopted the FASB’s update to general standards on accounting for disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of this guidance did not materiality impact the Plan’s financial statements. See Note 9, Subsequent Events, for further discussion of subsequent events.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative Fees

The Employer provides certain administrative and accounting services to the Plan at no cost and also pays certain other administrative expenses on behalf of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

3.	Income Tax Status

The Plan obtained its latest determination letter on October 6, 2003, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) and was, therefore, exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan has applied for but has not received a new determination letter from the IRS to reflect all amendments to the Plan. However, the Plan’s administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	Investments

Investments at December 31, 2009 and 2008 consist of the following:

		Fair Value
		2009	2008
*	Energen Stock Fund	$150,764,649	$96,594,200
	Mutual funds	118,344,806	84,565,772
	Money market fund	15,499,828	18,448,727
	Participant loans	6,065,468	5,893,046
	Cash surrender value of life insurance	36,203	36,914

		$290,710,954	$205,538,659

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

The Plan’s investments (including investments bought and sold, as well as those held during the year) had net appreciation in fair value of $78,343,228 during the year ended December 31, 2009 as follows:

*	Energen Stock Fund	$56,785,202
	Mutual funds	21,558,026

		$78,343,228

The following individual investments represent 5% or more of the net assets available for benefits at December 31, 2009 and 2008:

		Fair Value
		2009	2008
*	Energen Stock Fund	$150,764,649	$96,594,200
	Vanguard 500 Index Fund	$17,764,780	$12,912,351
	Vanguard Prime Money Market Fund	$15,499,828	$18,448,727
	Vanguard Wellington Fund	$—	$11,425,553

*	Investment is comprised of non participant-directed activity. Prior to January 1, 2004, the Energen Stock Fund was an available elective investment option offered to participants. Therefore, balances in the Energen Stock Fund at December 31, 2009 and 2008 include these participant elections.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

5.	Non Participant-Directed Investment

Information about the net assets and significant components of the changes in net assets relating to the non participant-directed investment are as follows:

	December 31,
	2009	2008
Net assets
Energen Stock Fund, at fair value	$150,764,649	$96,594,200
Employer contributions receivable	160,274	144,409

	$150,924,923	$96,738,609

Year Ended December 31, 2009
Changes in net assets
Employer contributions	$2,207,157
Dividend income	1,619,752
Net appreciation in fair value of investment	56,785,202
Distributions to participants	(4,364,891)
Administrative expenses	(7,601)
Transfers to participant-directed investments	(2,053,305)

$54,186,314

6.	Fair Value Measurements

FASB ASC 820-10, Fair Value Measurements and Disclosures, (formerly Statement of Financial Accounting Standards No. 157) provides a definition of fair value which focuses on an exit price rather than an entry price, establishes a framework for measuring fair value which emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and requires expanded disclosures about fair value measurements. In accordance with FASB ASC 820-10, the Plan may use valuation techniques consistent with the market, income and cost approaches to measure fair value.

To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair value hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•Level 1	-	Quoted prices in active markets for identical debt and equity securities.

•Level 2	-	Prices determined using other significant observable inputs that other market participants would use in pricing a security, including quoted prices for similar securities.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

•Level 3	-	Prices determined using significant unobservable inputs. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

There have been no changes in the methodologies used at December 31, 2009 and 2008. A summary of the inputs used in the fair value measurements as of December 31, 2009 and 2008 involving the Plan’s assets and liabilities carried at fair value, is as follows:

Energen Stock Fund

Valued at the closing price reported on the active market on which the Energen Corporation Common Stock is traded, plus the historical cost of the money market fund portion and the fair value of the cash portion of the Energen Stock Fund.

Mutual Funds

Valued at the net asset value of shares held by the Plan at year end.

Money Market Fund

Valued based on historical cost, which approximates fair value.

Life Insurance Policies

Valued at cash surrender value, which approximates fair value.

Participant Loans

Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Energen stock fund	$150,764,649	$—	$—	$150,764,649
Mutual funds	118,344,806	—	—	118,344,806
Money market fund	15,499,828	—	—	15,499,828
Cash surrender value of life insurance	—	36,203	—	36,203
Participant loans	—	—	6,065,468	6,065,468

Total assets at fair value	$284,609,283	$36,203	$6,065,468	$290,710,954

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Energen stock fund	$96,594,200	$—	$—	$96,594,200
Mutual funds	84,565,772	—	—	84,565,772
Money market fund	18,448,727	—	—	18,448,727
Cash surrender value of life insurance	—	36,914	—	36,914
Participant loans	—	—	5,893,046	5,893,046

Total assets at fair value	$199,608,699	$36,914	$5,893,046	$205,538,659

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Participant Loans
Balance, beginning of year	$5,893,046
Issuances and settlements (net)	172,422

Balance, end of year	$6,065,468

7.	Risks and Uncertainties

The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

8.	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Employer. The Plan invests in shares of mutual funds and a money market fund managed by the Vanguard Group, Inc. The Plan’s Trustee is a wholly owned subsidiary of the Vanguard Group, Inc. The Plan invests in an Employer Stock Fund, which is comprised of Employer common stock and cash, and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2009, the Plan purchased 47,412 units of the Employer Stock Fund for $3,606,910 and disposed of 79,469 units for $6,221,745. Quarterly dividends of $.125 per share were declared and paid by the Employer on various dates throughout the year. The Plan received $1,619,718 in dividend payments related to the Employer Stock Fund for the year ended December 31, 2009. These transactions qualify as party-in-interest transactions.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

9.	Subsequent Events

Participants are permitted to make Roth elective deferrals under the Plan as of January 1, 2010.

During 2009, the Administrative Committee approved offering to participants the Vanguard Managed Account Program as an available investment advice service to become effective during August 2010.

Management has evaluated subsequent events since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements, other than the items discussed above.

Energen Corporation

Employee Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

a.	b. Identity of issuer, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, collateral, par or maturity value	d. Cost	e. Current value

	Energen Stock Fund:
*	Energen Stock Fund	Common stock fund; 1,515,679.595 shares	$48,066,734	$150,764,649

	Mutual Funds:
*	The Vanguard Group Vanguard Morgan Growth Fund	Registered Investment Company, Mutual fund; 619,237.876 shares	**	9,455,762
*	The Vanguard Group Vanguard 500 Index Fund	Registered Investment Company, Mutual fund; 173,027.951 shares	**	17,764,780
*	The Vanguard Group Vanguard Wellington Fund	Registered Investment Company, Mutual fund; 492,098.836 shares	**	14,197,050
*	The Vanguard Group Vanguard Long-Term Investment Grade Fund	Registered Investment Company, Mutual fund; 590,333.004 shares	**	5,265,770
*	The Vanguard Group Vanguard Windsor II Fund	Registered Investment Company, Mutual fund; 448,325.446 shares	**	10,616,347
*	The Vanguard Group Vanguard International Growth Fund	Registered Investment Company, Mutual fund; 470,841.041 shares	**	7,999,589
*	The Vanguard Group Vanguard Small-Cap Index Fund	Registered Investment Company, Mutual fund; 278,865.865 shares	**	7,666,023
*	The Vanguard Group Vanguard Intermediate-Term Investment Grade Fund	Registered Investment Company, Mutual fund; 642,113.715 shares	**	6,177,134
*	The Vanguard Group Vanguard Mid-Cap Index Fund	Registered Investment Company, Mutual fund; 462,790.496 shares	**	7,571,253
*	The Vanguard Group Vanguard Short-Term Investment Grade Fund	Registered Investment Company, Mutual fund; 189,751.354 shares	**	2,009,467
*	The Vanguard Group Vanguard Inflation - Protected Securities Fund	Registered Investment Company, Mutual fund; 371,655.829 shares	**	4,664,280
*	The Vanguard Group Vanguard Total International Stock Index Fund	Registered Investment Company, Mutual fund; 356,338.978 shares	**	5,134,845
*	The Vanguard Group Vanguard Target Retirement 2005	Registered Investment Company, Mutual Fund; 785.502 shares	**	8,625
*	The Vanguard Group Vanguard Target Retirement 2010	Registered Investment Company, Mutual Fund; 49,943.948 shares	**	1,024,850
*	The Vanguard Group Vanguard Target Retirement 2015	Registered Investment Company, Mutual Fund; 376,777.813 shares	**	4,261,357

Energen Corporation

Employee Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

a.	b. Identity of issuer, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, collateral, par or maturity value	d. Cost	e. Current value
*	The Vanguard Group Vanguard Target Retirement 2020	Registered Investment Company, Mutual Fund; 293,765.112 shares	**	5,863,552
*	The Vanguard Group Vanguard Target Retirement 2025	Registered Investment Company, Mutual Fund; 367,014.056 shares	**	4,154,598
*	The Vanguard Group Vanguard Target Retirement 2030	Registered Investment Company, Mutual Fund; 85,535.301 shares	**	1,651,687
*	The Vanguard Group Vanguard Target Retirement 2035	Registered Investment Company, Mutual Fund; 87,815.812 shares	**	1,020,420
*	The Vanguard Group Vanguard Target Retirement 2040	Registered Investment Company, Mutual Fund; 33,214.480 shares	**	632,736
*	The Vanguard Group Vanguard Target Retirement 2045	Registered Investment Company, Mutual Fund; 39,593.656 shares	**	475,916
*	The Vanguard Group Vanguard Target Retirement 2050	Registered Investment Company, Mutual Fund; 25,919.288 shares	**	495,318
*	The Vanguard Group Vanguard Target Retirement Income	Registered Investment Company, Mutual Fund; 22,044.080 shares	**	233,447

				118,344,806

	Money Market Fund:
*	The Vanguard Group Vanguard Prime Money Market Fund	Registered Investment Company, Money Market Fund; 15,499,828.410 shares	**	15,499,828

	Participants Loans:
*	Participant loans	Various maturity dates and rates ranging from 4.5% to 10.5%	**	6,065,468

	Cash Surrender Value of Life Insurance:
	Genworth Life and Annuity Insurance Company	Cash surrender value of life insurance policies	**	36,203

				$290,710,954

*	Denotes party-in-interest to the Plan.
**	Cost of participant-directed investments is not required.